UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Perfumania Holdings, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
71376c 10 0
(CUSIP Number)
Daniel Lampert, Esq.
Berger Singerman. P.A.
200 South Biscayne Boulevard, Suite 100
Miami, FL 33131
(305) 755-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 11, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	71376c 10 0

1	NAMES OF REPORTING PERSONS. Rene Garcia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		427,533

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		399,555

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		427,533

WITH	10	SHARED DISPOSITIVE POWER

		399,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	827,088

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
Common stock, $0.01 par value, of Perfumania Holdings, Inc., 251 International Parkway, Sunrise, Florida 33325.
Item 2. Identity and Background
(a) Name: Rene Garcia
(b) Residence or business address: 1608 N.W 84th Avenue, Miami, FL 33126.
(c) Principal occupation: Investor and Chief Executive Officer of Jacavi, LLC, a subsidiary of the Issuer.
(d) Mr. Garcia has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) Mr. Garcia has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship: United States of America
Item 3. Source and Amount of Funds or Other Consideration
     On August 11, 2008, Perfumania Holdings, Inc. (the “Issuer”) completed its acquisition of Model Reorg, Inc. (“Model Reorg”) when Model Reorg merged into the Issuer’s wholly owned subsidiary, Model Reorg Acquisition LLC (“Model Acquisition”) (the “Merger”). Under the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 21, 2007 and amended on July 8, 2008, by and among the Issuer, Model Reorg, the shareholders of Model Reorg (including Mr. Garcia and trusts of which his is a co-trustee), and Model Acquisition, the Issuer issued to the Model Reorg shareholders 5,900,000 shares of the Issuer’s common stock, including 658,359 shares to Mr. Garcia and trusts of which he is a co-trustee, and warrants exercisable for the purchase of 1,500,000 shares of the Issuer’s common stock at an exercise price of $23.94 per share (the “Warrants”), including Warrants exercisable for the purchase of 168,729 shares to Mr. Garcia and trusts of which he is a co-trustee. The Issuer’s shareholders approved the issuance of the shares and Warrants at a special meeting on August 8, 2008.
Item 4. Purpose of Transaction
     Mr. Garcia acquired his shares of the Issuer for investment purposes. Mr. Garcia intends to continue to review and evaluate his investment in the Issuer and may acquire additional shares or dispose of shares of common stock beneficially owned by him either in the open market, privately-negotiated transactions, or otherwise. The timing of any such acquisitions or dispositions, if made, and the manner in which any such acquisitions or dispositions would be effected will depend on a variety of factors, including, without limitation, market conditions, the trading prices of the common stock, the Issuer’s performance, the availability of alternative investment opportunities, and such other factors as Mr. Garcia may consider.
     In the Merger, the Issuer issued Warrants to purchase an aggregate of 1,500,000 shares of common stock to the former Model shareholders, including Warrants to purchase 168,729 shares of the Issuer’s common stock to Mr. Garcia and trusts of which he is a co-trustee. Each Warrant will entitle the holder to purchase shares of the Issuer’s common stock at an exercise price of $23.94 per share, payable in cash. The number of shares issuable upon exercise of the

Warrants and the exercise price may be adjusted from time to time to reflect stock splits, stock dividends, combinations, reclassifications, mergers and other recapitalization transactions affecting the Issuer’s common stock.
     The Warrants will not be exercisable until the third anniversary of the closing of the Merger, provided that the Warrants will become exercisable earlier in the event of any (a) merger, share exchange or consolidation of the Issuer, (b) sale of all or substantially all of the Issuer’s assets, or (c) tender offer or exchange offer pursuant to which not less than 90% of the then outstanding shares of the Issuer’s common stock are tendered or exchanged for other securities, cash or property, other than any such transaction that does not result in a transfer of majority ownership of the Issuer’s combined voting power or assets. Once exercisable, the Warrants will remain exercisable until the tenth anniversary of the closing of the Merger.
Item 5. Interest in Securities of the Issuer
     Rene Garcia and trusts of which he is a co-trustee own 658,359 shares of the Issuer’s outstanding common stock. Mr. Garcia has sole voting and dispositive power over 339,795 of those shares and shared voting and dispositive power over 318,564 of those shares. Mr. Garcia and trusts of which he is a co-trustee own Warrants to purchase 168,729 shares of the Issuer’s common stock.
     Giving effect to the exercise of Mr. Garcia’s Warrants but not the exercise of any outstanding options, Warrants or convertible securities held by others, Mr. Garcia beneficially owns 827,088 shares (9.2%) of the Issuer’s common stock, assuming 8,959,041 shares of the Issuer’s common stock outstanding, the number reported as outstanding as of August 11, 2008 in the Issuer’s Form 8-K filed with the SEC on August 11, 2008.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Registration Rights Agreement
     At the closing of the Merger, the Issuer and the Model Reorg shareholders, including Mr. Garcia and the trusts of which he is a co-trustee, executed a “piggyback” registration rights agreement (the “Registration Rights Agreement”) under which the former Model Reorg shareholders have the right to require the Issuer, at the Issuer’s expense, to include the shares received in the Merger (but not those issuable upon exercise of the Warrants), and any shares of common stock issued in respect thereof, in certain registration statements that the Issuer may file with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). The shareholders’ registration rights do not apply to registration statements the Issuer files to sell securities (a) issued pursuant to bona fide compensatory arrangements or as consideration for certain acquisitions of businesses or assets or (b) that are solely debt securities or nonconvertible preferred stock, including those issuable upon conversion of such debt securities.
     The Registration Rights Agreement contains customary provisions allocating rights and responsibilities in the event the registration involves an underwritten offering and obligating the Issuer and the selling shareholders to indemnify each other against certain liabilities arising from any registration of securities. The Registration Rights Agreement limits the Issuer’s ability to grant superior registration rights to others in the future, except that the Issuer may grant registration rights to persons providing financing and/or selling businesses or assets to the Issuer as long as any such rights are of equal priority and pro rata with the registration rights of the former Model Reorg shareholders.
     The right of any former Model Reorg shareholder to request registration pursuant to the Registration Rights Agreement will terminate when that shareholder holds less than the greater of (a) 1% of the outstanding shares of the Issuer’s common stock or (b) the current weekly trading volume of the Issuer’s common stock and is not an affiliate (a control person) with respect to the Issuer.
Warrants
     The description of the Warrants set forth in Item 4 above is incorporated herein by reference.
Escrow
     The Merger Agreement requires the former Model shareholders, including Mr. Garcia and the trusts of which he is a co-trustee, to indemnify the Issuer against certain contingencies relating to Model. The Issuer has retained in escrow 295,000 shares from those issuable to the former Model shareholders, including 87,272 shares issuable to Mr. Garcia and the trusts of which he is a co-trustee, in order to secure his indemnification obligations under the Merger Agreement. The Issuer will retain the escrow shares until 30 days after the filing of the Issuer’s first Form 10-K with the Securities and Exchange Commission that includes audited financial statements covering at least six months of operations of the Issuer post-Merger. During that escrow period, the former Model shareholders will be entitled to vote the escrow shares but any dividends, distributions or earnings on the shares will be retained in a bank account and paid only as and when the shares are released from escrow.
     Additionally, all of the shares issuable to Mr. Garcia and the trusts of which he is a co-trustee in the Merger remain subject to retention in escrow, until October 6, 2008, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 4, 2007, by and among Model Reorg, Jacavi Holdings, Inc. and the shareholders of Jacavi Holdings, Inc. (which were Mr. Garcia and the trusts of which his is a co-trustee). That Agreement and Plan of Merger required the former shareholders of Jacavi Holdings, Inc. to indemnify Model Reorg against certain contingencies relating to Jacavi Holdings, Inc. Model Reorg retained all of the shares issuable to Mr. Garcia and the trusts of which he is a co-trustee in order to secure his indemnification obligations under that Agreement and Plan of Merger, which shares were exchanged for the shares of the Issuer in the Merger. During that escrow period, Mr. Garcia and the trusts of which his is a co-trustee will be entitled to vote the escrow shares but any dividends, distributions or earnings on the shares will be retained in a bank account and paid only as and when the shares are released from escrow.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of December 21, 2007, by and among E Com Ventures, Inc., Model Reorg, Inc., the shareholders of Model Reorg, Inc., and Model Reorg Acquisition LLC (“Merger Agreement”) (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed December 21, 2007).

2	First Amendment to Merger Agreement, dated as of July 8, 2008 (Incorporated by reference to the Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed July 11, 2007).

3	Form of Warrant, included as Exhibit A to the Merger Agreement (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed December 21, 2007).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.
Date: August 21, 2008

By:	/s/ Rene Garcia
Name:	Rene Garcia